PE 3/5/2014

14005497

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-5-14

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation

Dear Ms. Goodman:

This is in regard to your letter dated March 5, 2014 concerning the shareholder proposal submitted by Investor Voice on behalf of the Equality Network Foundation for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that McDonald's therefore withdraws its January 21, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

March 5, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of Investor Voice, SPC, on behalf of the Equality Network Foundation
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 21, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, McDonald's Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof received from Investor Voice, SPC ("Investor Voice") on behalf of the Equality Network Foundation (the "Shareholder").

Enclosed as Exhibit A is an email from a representative of Investor Voice, dated March 4, 2014, withdrawing the Proposal on behalf of the Shareholder. In reliance on this letter, we hereby withdraw the January 21, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Amy Goodman / KLR

Amy Goodman

Enclosure

cc: Denise A. Horne, McDonald's Corporation
Bruce T. Herbert, Chief Executive, Investor Voice

101690518.1

GIBSON DUNN

EXHIBIT A

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Tuesday, March 04, 2014 5:13 PM
To: Pochowicz Jeffrey
Cc: Bruce Herbert - IV Team
Subject: MCD. Shareholder Proposal Withdrawal Agreement.

Seattle Tuesday 3/4/2014

Dear Jeff,

Thank you for our conversation today, and for the Company's continued willingness to engage in dialogue on the important topic of vote-counting. My apologies again that circumstances related to my father's final illness and passing prevented this conversation taking place in 2013.

With the understanding that we will be able to dialogue substantively on the topic along the lines of what was envisioned last year, and that the Company will mutually withdraw its January 21, 2014 No-Action request, we hereby formally withdraw the shareholder proposal submitted December 12, 2013 on behalf of the Equality Network Foundation.

Many thanks to you, Jeff – we very much look forward to the discussions to come.

Sincerely, . . . Bruce Herbert

Bruce Herbert | Chief Executive | AIF : Accredited Investment Fiduciary
Investor Voice, SPC | 10033 - 12th Ave NW | Seattle, WA 98177
www.InvestorVoice.net | team@InvestorVoice.net | (206) 522-3055

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 21, 2014

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of Investor Voice, SPC, on behalf of the Equality Network Foundation
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Investor Voice, SPC ("Investor Voice") on behalf of the Equality Network Foundation (the "Shareholder").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to Investor Voice.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Investor Voice and the Shareholder that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders of McDonald's Corporation ("McDonald's" or "Company") hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

A copy of the Proposal and related correspondence from Investor Voice is attached hereto as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Shareholder failed to provide an adequate statement of intent to hold the requisite shares through the date of the 2014 Annual Meeting;

- Rule 14a-8(f) because Investor Voice is not a shareholder and failed to provide adequate proof that it is acting on behalf of the Shareholder under Rule 14a-8(b);

- Rule 14a-8(e)(2) because the letter in which the Shareholder authorized Investor Voice to act on its behalf was executed and received at the Company's principal executive offices after the applicable deadline for submitting shareholder proposals;

- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9;

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(6) because the Proposal is beyond the Company's power to implement.

BACKGROUND

In a letter dated December 12, 2013, which was received by the Company on December 13, 2013, Investor Voice submitted the Proposal to the Company via overnight delivery. *See* Exhibit A. Investor Voice's submission requested that the Company identify *Investor Voice* as the "sponsor" of the Proposal in the Company's proxy statement. Investor Voice's submission did not contain any documentation to support Investor Voice's claim that the Shareholder had authorized Investor Voice to submit the Proposal on its behalf. Investor Voice's submission also did not contain any proof of ownership of the Company's shares by Investor Voice or the Shareholder, and did not include a statement from Investor Voice or the Shareholder as to Investor Voice's or the Shareholder's respective intention to hold the requisite number of Company shares through the date of the 2014 Annual Meeting of Shareholders. Instead, Investor Voice's submission included a statement from Investor Voice that "the client [i.e., the Shareholder] affirmatively states their intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders."

Accordingly, after the Company verified that Investor Voice and the Shareholder were not shareholders of record, in a letter dated December 20, 2013, which was sent on that day via e-mail and overnight delivery within 14 days of the date the Company received the Proposal, the Company sent Investor Voice a letter notifying Investor Voice of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice," attached hereto as Exhibit B). Because the materials submitted by Investor Voice contained a number of deficiencies, the Deficiency Notice expressly identified each deficiency; explained the steps Investor Voice or the Shareholder could take to cure each of the deficiencies; and stated that the Commission's rules required any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011).

Specifically, the Deficiency Notice stated that because Investor Voice's letter indicated that "Investor Voice is the sponsor" of the Proposal, it was unclear whether the proponent was Investor Voice or the Shareholder, and requested that the proponent be clearly identified. The Deficiency Notice also specified the information that Investor Voice needed to provide if it is the proponent of the Proposal, to demonstrate its continuous ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted and to confirm its intention to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders. Finally, the Deficiency Notice specified the information that needed to be provided to the Company to satisfy these requirements if the Shareholder is the proponent of the Proposal, including evidence that the Shareholder had authorized Investor Voice to submit the Proposal on its behalf as of the date the Proposal was submitted (December 12,

2013). The Company's records confirm delivery of the Deficiency Notice via FedEx at 11:03 a.m. on December 24, 2013. *See* Exhibit C.

The Company received Investor Voice's response to the Deficiency Notice on January 2, 2014 (the "Deficiency Response Letter," attached hereto as Exhibit D). The Deficiency Response Letter included, among other things, a document dated December 18, 2013 executed by the President of the Shareholder (the "Authorization Letter"), stating:

> By this letter we hereby authorize and appoint Investor Voice, SPC . . . to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to):
>
> - Proxy voting
> - The submission, negotiation, and withdrawal of shareholder proposals
> - Requesting letters of verification from custodians, and
> - Attending and presenting at shareholder meetings
>
> This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

The Authorization Letter also states that "any company receiving a shareholder proposal under this durable appointment and grant of authority" shall, among other things, "[d]irect all correspondence, questions, or communication regarding same to Investor Voice."

The Deficiency Response Letter included a document dated December 18, 2013 executed by the President of the Shareholder stating, "By this letter we hereby express our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders" and stating that the letter "applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf)." None of the documents from the Shareholder that were provided by Investor Voice specifically refer to the Company or the Proposal. The 14-day deadline to respond to the Deficiency Notice expired on January 3, 2014, and the Company has not received any other correspondence from Investor Voice or the Shareholder addressing these deficiencies.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Shareholder Failed To Provide An Adequate Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2014 Annual Meeting.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Shareholder did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, you [the shareholder] must . . . continue to hold those securities [*i.e.*, at least $2,000 in market value, or 1%, of the company's securities] through the date of the meeting." Rule 14a-8(b)(2) further provides, as relevant here, "at the time you [the shareholder] submit your proposal, you must prove your eligibility to the company . . . . You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders." *See also* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") (specifying that a shareholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareholder meeting). Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The Staff consistently has concurred in the exclusion of shareholder proposals submitted by proponents who have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. For example, in *General Mills, Inc.* (avail. June 25, 2013), the Staff concurred that the company could exclude a shareholder proposal where the proponent failed to provide a written statement of intent to hold its securities in response to the company's deficiency notice. *See also General Electric Co.* (avail. Jan. 30, 2012); *International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a shareholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareholders).

In addition, the Staff has concurred in the exclusion of shareholder proposals where the statement provided by a shareholder was not an adequate statement of the proponent's intention to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. For example, in *SBC Communications Inc.* (avail. Jan. 12, 2004), the Staff concurred in the exclusion of a shareholder proposal where the written statement of intent stated that the proponents intended to continue to own their shares in the company for an unspecified period of time but did not specify an intent to continue to own the shares through the date of the company's subsequent annual meeting. *See also The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (concurring in the exclusion of a shareholder proposal where the written statement of intent stated that the proponents intended to continue to own an unspecified number of shares in the company through the date of the company's annual meeting of shareholders but did not specify an intent to continue to own the requisite number of shares required under Rule 14a-8(b)); *Energen Corp. (Calvert Asset Management Co., Inc.)* (avail. Feb. 22, 2011) (concurring that the company could exclude the proposal under Rule 14a-8(f) where the written statement of intent to hold the company's securities was provided by the proponents' representative, rather than the proponents themselves).

As with the proposals cited above, Investor Voice and the Shareholder have failed to provide an adequate written statement that, as of the date the Proposal was submitted, the Shareholder intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting as required by Rule 14a-8(b). The statement from Investor Voice, included in Investor Voice's initial submission to the Company, that "the client [i.e., the Shareholder] affirmatively states their intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders" is not sufficient because it was not made by the Shareholder, as required by Rule 14a-8(b). Pursuant to Rule 14a-8(b)(2)(i), "[y]ou [the shareholder] must . . . include *your own* written statement that you intend to continue to hold the securities through the date of the meeting of shareholders" (emphasis added). The Staff has further explained that "[t]he shareholder must provide this written statement." *See* SLB 14, Question (C)(1)(d). As in *Energen*, where, as discussed above, the proponents' representative provided a statement of its intent to hold the company's securities on behalf of the proponents, Investor Voice's statement that "the client [i.e., the Shareholder] affirmatively states their intent" to hold Company shares does not meet the requirement in Rule 14a-8(b)(2) for the shareholder to provide its own written statement of its intention to hold the Company's shares.

In addition, despite the Company's timely Deficiency Notice, the Company has not been provided the requisite written statement of the Shareholder that, as of the date the Proposal was submitted, the Shareholder intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting as required by Rule 14a-8(b). Here, the statement of intent provided by Investor Voice in response to the Deficiency Notice is even more generalized than the statements at issue in *SBC Communications, The Cheesecake Factory* and *Energen*, where, as described above, the Staff concurred in the exclusion of the shareholder proposals. Specifically, in response to the Company's timely Deficiency Notice, Investor Voice provided a generic letter from the Shareholder addressed "To Whom It May Concern" that indicates it "is to be accepted as our Statement of Intent by any company receiving it." The letter purports to represent the intention of the Shareholder to hold stock in an unspecified company through the date of an unspecified annual meeting, for purposes of any and all shareholder proposals that may be submitted by or on behalf of the Shareholder. The letter also claims to operate for all eternity, in that it states it is "intended to be durable" and "forward-looking as well as retroactive."

The letter provided by Investor Voice is so vague and indefinite that it cannot be relied upon to represent the intentions of the Shareholder as of the time the Proposal was submitted to the Company, as the letter does not identify the company stock *or* the annual meeting to which it relates. In response to the Deficiency Notice, the Company has not been provided a timely and sufficient statement to satisfy the Shareholder's responsibility under Rule 14a-8(b) to demonstrate that, at the time the Proposal was submitted to the Company, the Shareholder intends to hold Company shares through the date of the Company's 2014 Annual Meeting. Investor Voice and the Shareholder thus failed to satisfy the requirements of Rule 14a-8, which places the burden of proving eligibility on the proposing shareholder, not the Company. Accordingly, consistent with *SBC Communications, The Cheesecake Factory* and *Energen*, the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(f) Because Investor Voice Is Not A Shareholder And Failed To Provide Adequate Proof That It Is Acting On Behalf Of The Shareholder Under Rule 14a-8(b).

The Proposal also is excludable because Investor Voice failed to provide adequate proof that it is acting on behalf of the Shareholder. As discussed below, the Authorization Letter provided by Investor Voice fails to demonstrate that, as of the date the Proposal was submitted to the Company, Investor Voice was authorized to submit the Proposal to the Company on behalf of the Shareholder. Therefore, Investor Voice cannot satisfy the Rule 14a-8(b) ownership requirement by presenting evidence of the Shareholder's ownership of the Company's shares, and the Proposal can be excluded pursuant to Rule 14a-8(f).

The Commission's shareholder proposal rule requires that the person submitting a proposal be a security holder of the company to which the proposal is submitted. SLB 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Rule 14a-8 clarifies that "[t]he references to 'you' are to a *shareholder* seeking to submit the proposal" (emphasis added). Consistent with this requirement, and in contrast to the approach followed by Investor Voice, in situations where shareholders seek to have a representative submit a particular proposal on their behalf, the representatives of shareholders routinely include written authorization from the represented shareholder to submit a particular proposal to a particular company in the initial submission of a proposal.[1]

The Rule 14a-8(b) share ownership requirements were put in place in part due to a widespread desire to curtail abuse of the shareholder proposal process by persons who were not shareholders. In 1983, when the Commission adopted a minimum ownership threshold and holding period for the submission of shareholder proposals, the Commission stated that

> A majority of the commentators . . . supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

Consistent with the 1983 Release, the Staff has found that a proponent cannot circumvent the Rule 14a-8 ownership requirements by using another "nominal proponent" to satisfy Rule 14a-8(b). In *TRW Inc.* (avail. Jan. 24, 2001), John Chevedden was not eligible to submit a proposal to the company on his own behalf but published an inquiry on the Internet, searching for a shareholder

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[1] These facts are in contrast to those in *Raytheon Co.* (avail. Mar. 13, 2008, *recon. granted on other grounds* Mar. 28, 2008), where the Staff declined to concur in the exclusion of a proposal that a shareholder's representative submitted on behalf of the shareholder. In *Raytheon*, the company initially did not receive any documentation of the representative's authorization to submit the proposal on the shareholder's behalf, but the representative subsequently provided such documentation, and it was dated as of the date the proposal had been submitted. Here, on the other hand, the Authorization Letter from the Shareholder is generic, not identifying the Company, the Proposal or the meeting for which the Proposal is intended, and is dated after the Proposal was submitted.

who was willing to sponsor his proposal. One shareholder, Thomas Wallenberg, responded to the inquiry and signed an authorization letter stating that "[t]his is my legal proxy for Mr. John Chevedden to represent me and my shareholder proposal at the applicable shareholder meeting before, during and after the shareholder meeting. Please direct all future communication to John Chevedden." In subsequent conversations with the company, Mr. Wallenberg indicated that Mr. Chevedden had drafted the proposal and that Mr. Wallenberg was acting to support Mr. Chevedden and Mr. Chevedden's efforts. In its no-action request, the company argued that the proposal could be excluded under Rule 14a-8(b):

> There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the [c]ompany, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

The Staff concurred in the exclusion of the proposal, noting that "there appears to be some basis for your view that TRW may exclude the proposal under [R]ule 14a-8(b) because Thomas Wallenberg is a nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW."

Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that instance, the nominal proponents stated that they did not know each other, one shareholder indicated that Mr. Chevedden submitted the proposal without contacting him, and the other said that Mr. Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Similarly here, in response to the Deficiency Notice, Investor Voice failed to timely provide evidence that as of the date it submitted this specific Proposal to the Company, it was authorized to do so by the Shareholder. The "authorization" by the Shareholder purporting to authorize Investor Voice to act on its behalf, in addition to being dated after the date Investor Voice submitted the Proposal, does not provide any indication that the Shareholder intended to submit the specific Proposal to the Company for its 2014 Annual Meeting of Shareholders. Instead, it serves as *carte blanche* for Investor Voice to submit any proposal that it wishes at any company where the Shareholder owns stock. If this type of a broad grant of authority were to be permitted, a market for free trade in shareholder proposals could develop, circumventing Rule 14a-8(b)'s requirement that only a shareholder may submit a shareholder proposal. This clearly is contrary to the precedent in *TRW* and *PG&E*.

Thus, since Investor Voice was not properly authorized to submit the Proposal on behalf of the Shareholder, it must be viewed as the proponent of the Proposal. Yet, despite the request for proof of ownership contained in the Deficiency Notice, Investor Voice has not submitted any proof that it is a shareholder of the Company. Because Investor Voice failed to provide proof of ownership of the Company's securities after receiving the Deficiency Notice, the Company may properly exclude the Proposal from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

III. The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Authorization Letter Was Executed And Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

Even if the Shareholder is assumed to be the proponent of the Proposal and the Authorization Letter is assumed to be sufficient to authorize the submission of this specific Proposal to the Company, the Proposal may be excluded under Rule 14a-8(e)(2) because the Authorization Letter, in which the Shareholder for the first time directly authorized Investor Voice to represent it, was not executed or delivered to the Company at its principal executive offices before the deadline for submitting shareholder proposals.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline."

The Company received the Authorization Letter at its principal executive offices on January 2, 2014, yet as disclosed on page 63 of the Company's proxy statement filed on April 12, 2013, the deadline for submitting proposals was December 13, 2013:

> To be considered for inclusion in the Company's Proxy Statement for the 2014 Annual Shareholders' Meeting, shareholder proposals must be received by the Office of the Corporate Secretary no later than 5:00 p.m. Central Time on December 13, 2013. These proposals must be sent to the Office of the Corporate Secretary, McDonald's Corporation, Department 010, One McDonald's Plaza, Oak Brook, IL 60523-1928 or by e-mail to *corporatesecretary@us.mcd.com*. This notice requirement is in addition to the SEC's requirements that a shareholder must meet

in order to have a shareholder proposal included in the Company's Proxy Statement.

The December 13, 2013 deadline was calculated in accordance with Rule 14a-8(e)(2) and SLB 14, as it is 120 days before the anniversary of the release date disclosed in the Company's 2013 proxy statement.[2] Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Here, however, the Company has confirmed that the 2014 Annual Meeting of Shareholders is expected to be held not more than 30 days from the anniversary date of the 2013 Annual Meeting, and thus, the deadline for shareholder proposals set forth in the Company's 2013 proxy statement remains effective.

The Company received the Authorization Letter at its principal executive offices on January 2, 2014, 20 days after the December 13, 2013 deadline that was disclosed in the Company's 2013 proxy statement. Moreover, the Authorization Letter was dated December 18, 2013, five days after the December 13, 2013 deadline that was disclosed in the Company's 2013 proxy statement, and states that it "hereby" authorizes Investor Voice to submit any proposal it wants to any company on the Shareholder's behalf. Although it purports to be "retroactive," the Authorization Letter does not change the facts as they existed on December 13, 2013.[3] Thus, based on the submissions provided by Investor Voice, Investor Voice was acting without authorization at the time it submitted the Proposal. *See* Exhibit D.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal

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[2] SLB 14 explains that, to calculate a shareholder proposal deadline, a company should: start with the release date disclosed in the previous year's proxy statement; increase the year by one; and count back 120 calendar days. The Company's 2013 proxy statement stated that "[t]he Company will provide the Notice, electronic delivery of the proxy materials or mail the 2013 Proxy Statement, the 2012 Annual Report and a proxy card to shareholders beginning on or about April 12, 2013." *Available at* http://www.sec.gov/Archives/edgar/data/63908/000119312513152413/d472792ddef14a.htm.

[3] The Company did not provide Investor Voice or the Shareholder with a deficiency notice described in Rule 14a-8(f)(1) notifying them that the Authorization Letter was received late because such a notice is not required when a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide . . . notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

executive offices after the deadline, even if only by one day and even if the deadline fell on a weekend or federal holiday. *See, e.g.*, *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline, which fell on a Saturday); *Smithfield Foods, Inc.* (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2014 Proxy Materials because the Authorization Letter was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Materially False And Misleading In Violation Of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that contain statements that are false or misleading. *See, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

In the instant case, the Proposal's reference to "withheld" votes renders the Proposal excludable under Rule 14a-8(i)(3) because it falsely asserts that the Company offers shareholders the opportunity to withhold votes from director nominees on its proxy card. Pursuant to Article II, Section 5 of the Company's Bylaws, directors are elected "if the votes cast for [a director] nominee's election exceed the votes cast against such nominee's election." This voting standard applies except in the rare case of a contested election. Rule 14a-4(b)(2) stipulates that the proxy card used for the election of directors must provide shareholders the means to withhold votes from director nominees. However, Instruction No. 2 to Rule 14a-4(b)(2) provides that, "[i]f applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee." Accordingly, because the Company's Bylaws establish a majority voting standard for the election of directors in uncontested elections, as permitted by Delaware law, the Company's proxy card offers shareholders the option to vote "for," "against" or "abstain" with respect to each director nominee. *See* Exhibit E for a copy of the proxy card for the Company's 2013 Annual Shareholders' Meeting. In contrast, under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. Under a plurality voting system, shareholders are provided the option to vote "for" or "withhold" with respect to each director nominee. Thus, the Proposal is false and misleading because it requests that the Company amend its governing documents to provide for tabulation of "for" and "withhold" votes "in the case of board elections" is premised on the false assertion that the Company has plurality voting and allows shareholders to "withhold" votes. In fact, the Company has majority voting for uncontested elections and does not have a mechanism for shareholders to "withhold" votes in the typical election.

The Proposal is directly analogous to that in *General Electric Co.* (avail. Jan. 6, 2009), in which the Staff concurred the proposal was excludable under Rule 14a-8(i)(3) as false and misleading. In *General Electric Co.*, the proposal requested that the company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The action requested in the proposal was based on the underlying assertion that the company had plurality voting and allowed shareholders to "withhold" votes when in fact the company had implemented majority voting in uncontested director elections, and therefore typically did not provide a means for shareholders to "withhold" votes in director elections, and the Staff concurred that the proposal was false and misleading.

As in the *General Electric, Duke Energy* and *General Magic* precedent cited above, the Proposal is excludable under Rule 14a-8(i)(3) because it contains false implications and inaccurate references that could mislead shareholders. Specifically, the Proposal's reference to "withheld" votes "in the case of board elections" is based on the false implication that the Company generally provides for plurality voting in the election of directors and offers shareholders the opportunity to "withhold" votes from director nominees. Instead, the Company's bylaws generally provide for majority voting in the election of directors and therefore, pursuant to Instruction No. 2 to Rule 14a-4(a)(2), provides shareholders the opportunity to vote "for," "against" or "abstain" in the case of board elections. Therefore, consistent with the precedent above, we believe the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

V. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) also provides that a company may exclude a shareholder proposal if the proposal or supporting statements as vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a- 8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

In this regard, the Staff has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) when implementing the proposal does not have the effect that the proposal says it will, including when relevant facts not addressed on the face of the proposal would curtail or otherwise affect the implementation or operation of the proposal. For example, in *USA Technologies, Inc.* (avail. Mar. 27, 2013), the proposal asked the company's board of directors to "adopt a policy" requiring that the chairman of the board be an "independent director who has not served as an executive officer of the [c]ompany." The company argued that its bylaws required that "[t]he chairman of the board shall be the chief executive officer of the corporation" and that the proposal therefore was vague because it did "not request the [b]oard to make any modification or amendment to . . . the [c]ompany's bylaws or even refer to the resulting direct conflict between the [p]roposal and the bylaws." The Staff concurred that the proposal could be excluded, noting that, "in applying this particular proposal to [the company], neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *JPMorgan Chase & Co.* (avail. Jan. 31, 2008), the proposal sought to prohibit restrictions on the "[shareholder] right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The company argued that the applicable state law did not affirmatively provide any shareholder right to call special meetings, nor did it set any default "standard" for such shareholder-called meetings. Therefore, it was impossible to compare restrictions on a shareholder's ability to call a special meeting with a non-existent "standard allowed by applicable law." The Staff thus concurred that the proposal was excludable as vague and indefinite. *See also General Electric Co.* (*Freeda*) (avail. Jan. 21, 2011) (concurring in exclusion of a proposal to make certain changes to "[a]ll incentive awards to a senior executive whose performance measurement period . . . is one year or shorter" when the company argued that the only incentive plan awards that it granted were based on measurement periods of more than one year); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring that a proposal could be excluded when it sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration).

As with the Staff precedent cited above, the Proposal includes inconsistent and misleading language as to the impact implementation of the Proposal would have in the case of board elections. The Proposal provides that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections)." The use of "withheld" for director elections implies a plurality voting standard and, under Rule 14a-4(b)(2) and Instruction No. 2 thereto, a "withhold" vote is provided when state law does not give legal effect to votes cast against a nominee. In the context of director elections, the Proposal calls for a voting standard of a simple majority of the shares voted "for" and "withhold." As discussed above, "withhold" votes are only relevant under plurality voting. However, under plurality voting, the directors that receive the most "for" votes are elected, and "withhold" votes do not impact the outcome of the vote. Thus, a voting standard calling for a simple majority of the shares voted "for" and "withhold" is inconsistent with the operation of plurality voting.

Because the Proposal fails to clarify what voting standard it advocates in the election of directors, consistent with the precedent cited above, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal as they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Accordingly, the Proposal is impermissibly vague and indefinite so as to be inherently misleading with regard to director elections, and thus properly may be excluded under Rule 14a-8(i)(3).

VI. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal." As the Staff explained in Staff

Legal Bulletin No. 14D, "[i]f a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on [R]ule 14a-8(i)(1), [R]ule 14a-8(i)(2), or [R]ule 14a-8(i)(6) if . . . applicable state law requires any such amendment to be initiated by the board and then approved by stockholders in order for the charter to be amended as a matter of law." SLB 14D.

The Company's Restated Certificate of Incorporation (the "Certificate") establishes voting standards that are in conflict with that the Shareholder seeks to implement. Specifically, Article 8(e) provides that "[a]ny contract, transaction or act of the Corporation . . . which shall be ratified by the holders of a majority of the shares of stock of the Corporation present in person or proxy and voting . . . shall, insofar as permitted by law or by this Restated Certificate of Incorporation, be as valid and as binding as though ratified by every stockholder of the Corporation." In addition, Article 12(c) provides that the removal of any director "shall require the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon." As a result, the Company's Certificate would need to be amended to implement the Proposal's simple majority voting standard.

Under Delaware law, the Board does not have the power to unilaterally effect these actions, as the amendment sought by the Proposal necessarily requires shareholder approval. Specifically, under Section 242(b)(1) of the Delaware General Corporation Law (the "DGCL"), in order for an amendment to a company's certificate of incorporation to be effective, the Board "shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Thus, the Board cannot unilaterally amend the Certificate of Incorporation to implement the Proposal, as any such amendment would necessarily require the affirmative vote of the Company's shareholders under the DGCL.

Further, while the Company's Amended and Restated Bylaws (the "Bylaws") may be amended by the Board pursuant to Article VII of the Bylaws, Section 109(b) of the DGCL prohibits the adoption of a bylaw that is inconsistent with a company's certificate of incorporation. The Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is "void" and a "nullity" if it conflicts with the certificate of incorporation, *Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990). Therefore, the Board cannot amend the bylaws to adopt the voting standard in the Proposal because any such bylaw would be inconsistent with the voting standards set forth in the Certificate.

The Proposal is analogous to the proposal in *Northrop Grumman Corp* (avail. Mar. 10, 2008), where the Staff concurred that under Rule 14a-8(i)(6), the company could omit a shareholder proposal that would require the board of directors of the company to "amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." Northrop Grumman's certificate of incorporation did not provide the company's shareholders with a right to call a special meeting, and thus the only method of effecting the proposal would have been for the shareholders to approve an amendment to the company's certificate of incorporation. The company successfully argued that the proposal was excludable under Rule 14a-8(i)(6) as the adoption of the proposal would have obligated the board to either adopt a bylaw that would be inconsistent with the company's certificate of incorporation, or to make a unilateral change to the certificate of incorporation. Therefore, the company argued, and the Staff agreed, that the board did not have the unilateral power to effect the proposal.

Similarly, in *Boeing Co.* (avail. Feb. 19, 2008), the proposal at issue would have required the "board to amend [the company's] bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent." Boeing's certificate of incorporation limited the ability of its shareholders to act by written consent, and thus the only method of effecting the proposal would have been for the shareholders to approve an amendment to Boeing's certificate of incorporation. The company successfully argued that the proposal was therefore excludable under Rule 14a-8(i)(6) because such an amendment could not be effected "solely by the [b]oard." The Staff concurred that the proposal was excludable pursuant to Rule 14a-8(i)(6) because the board did not have the power and authority to effect the proposal without the requisite shareholder vote, and thus the proposal was beyond the power and authority of the company. *See also Intel Corp.* (avail. Feb. 7, 2005); *General Electric Co.* (avail. Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a-8(i)(6) where it "does not appear to be within the power of the board of directors to ensure"); *Xerox Corp.* (avail. Feb. 23, 2004); *Burlington Resources* (avail. Feb. 7, 2003) (each concurring with exclusion of a proposal requiring the board to amend the certificate of incorporation without subsequent shareholder approval as beyond the power and authority of the company to implement under New York and Delaware law, respectively); *Archon Corp.* (avail. Mar. 16, 2003); *Marriott International Inc.* (avail. Feb. 26, 2001) (each concurring with exclusion of a proposal where "it does not appear to be within the board's power to ensure the election of individuals as directors who meet specified criteria").

As with the proposals in *Northrop Grumman* and *Boeing*, the Proposal calls for the Board to take steps unilaterally to modify a voting standard. As discussed above, the Board does not have the authority to unilaterally amend the Certificate to implement the Proposal's voting standard. Further, the Company cannot implement the action through a bylaw, because any such bylaw would be in conflict with the Certificate and therefore would violate Delaware Law. In accordance with the DGCL and the Certificate, the Proposal may only be implemented after the Company's shareholders provide the requisite approval. The Board is powerless to effect the Proposal absent such approval, and therefore, the Company may properly exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Amy Goodman/KLR

Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
Bruce T. Herbert, Chief Executive, Investor Voice

101655852.8

GIBSON DUNN

EXHIBIT A

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

December 12, 2013

Gloria Santona
Corporate Secretary
McDonald's Corporation
One McDonald's Plaza, Department 010
Oak Brook, IL 60523-1928

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Ms. Santona:

On behalf of clients, Investor Voice reviews and comments on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There are two vote-counting formulas in use on the McDonald's proxy, which is a practice that can confuse and certainly disadvantages shareholders. An impartial observer would naturally conclude that this inconsistent manner of vote-counting advantages management at the expense of shareholders.

We would like to see these policies changed, and have engaged other major corporations on this good-governance topic with the result that their Boards have adopted changes that ensure a more fair and consistent vote-counting process across-the-board.

In regard to steps other major corporations have taken, please see the attached sample of proxies of corporations that have adopted these policies, which includes:

Cardinal Health, an Ohio corporation (proxy; page 2)

Plum Creek, a Delaware corporation (proxy; page 4)

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – what we call the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of the Equality Network Foundation, please find the enclosed Proposal that is submitted for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We ask that the proxy statement indicate that *Investor Voice* is the sponsor of this Proposal.

The Equality Network Foundation is the beneficial owner of 30 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since November 7, 2006 (supporting documentation available upon request). In accordance with SEC rules, the client affirmatively states their intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the Proposal.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a dialogue and meeting of the minds may result in McDonald's taking steps that will lead to the withdrawal of the Proposal.

Toward this end, you may contact us via the address or phone listed above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your ticker symbol "MCD." (including the period) and we will do the same.

Many thanks; happy holidays; we look forward to a discussion of this important governance topic.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting
Examples of Companies Changing Bylaws

RESOLVED: Shareholders of McDonald's Corporation ("McDonald's" or "Company") hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

McDonald's is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided by **(a)** the FOR, plus **(b)** the AGAINST votes.

McDonald's does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by **(a)** the FOR votes, plus **(b)** the AGAINST votes, plus (c) the ABSTAIN votes.

The McDonald's 2013 proxy states (for shareholder-sponsored proposals) that abstentions "will have the effect of a vote against approval of that proposal."

Using ABSTAIN votes as McDonald's does counters an accepted hallmark of fair voting – honoring voter intent. Thoughtful voters who choose to ABSTAIN should not have their choices arbitrarily and universally switched as if opposing a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to ABSTAIN – to have their vote noted, but not counted. Yet, McDonald's unilaterally counts all abstentions as if AGAINST a shareholder-sponsored proposal (irrespective of the voter's intent).

[2] Abstaining voters do not follow management's recommendation AGAINST a shareholder-sponsored item. Ignoring this intent, McDonald's arbitrarily counts all abstentions as if siding with management.

[3] Remarkably, McDonald's embraces the *SEC Standard* that this Proposal requests and excludes abstentions for Company-sponsored Proposal #1 (director elections, stating that abstentions will have "no effect on the outcome of the election"), while applying a more restrictive vote-counting formula that includes abstentions to all shareholder-sponsored proposals.

This advantages management's slate of director nominees by artificially boosting the appearance of support on Proposal #1, and depresses (harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices – counting votes using two different formulas – fail to respect voter intent, are arbitrary, and run counter to core principles of sound corporate governance.

A system that is internally inconsistent – as McDonald's is – is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

McDonald's must recognize the inconsistency of applying the *SEC Standard* to the Company-sponsored proposal on board elections, while applying a different formula (that artificially lowers the vote) to shareholder-sponsored proposals.

Therefore, please vote FOR this common-sense governance Proposal that calls for the use of the fair and consistent *SEC Standard* across-the-board, while allowing flexibility for different thresholds where required.

~ ~ ~

CardinalHealth

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 2, 2012

Date and time:	Friday, November 2, 2012, at 8:00 a.m., local time
Location:	Cardinal Health, Inc., 7000 Cardinal Place, Dublin, OH 43017
Purpose:	(1) To elect the 12 director nominees named in the proxy statement;
	(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;
	(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers;
	(4) To vote on a shareholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and
	(5) To transact such other business as may properly come before the meeting or any adjournment or postponement.
Who may vote:	Shareholders of record at the close of business on September 6, 2012 are entitled to vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors.

Stephen T. Falk

STEPHEN T. FALK

September 14, 2012

Executive Vice President, General Counsel and Corporate Secretary

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 2, 2012:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement, and our 2012 Annual Report to Shareholders all are available at *www.edocumentview.com/cah*.

Shares held under plans. If you hold shares through our 401(k) Savings Plans or Deferred Compensation Plan, you will receive voting instructions from Computershare Trust Company, N.A. Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern time on Wednesday, October 31, 2012.

Broker non-votes. If you are a beneficial owner whose shares are held by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors, the advisory vote to approve the compensation of our named executive officers, or the shareholder proposal. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditors.

Voting. Our Articles of Incorporation and Code of Regulations specify the vote requirements for matters presented to a shareholder vote at the Annual Meeting.

The Equality Network Foundation, a client of Newground Social Investment represented by Investor Voice, submitted a shareholder proposal for the 2012 Annual Meeting requesting that the Board change the voting standard for matters presented to a shareholder vote to eliminate the effect of abstentions on the vote outcome. In August 2012, the Board considered this proposal, determined that it was in our best interest, and approved an amendment to our Code of Regulations to change the vote requirement. The Equality Network Foundation then withdrew its proposal.

Under the new voting standard, a matter (other than matters where the vote requirement is specified by law, our Articles of Incorporation, or our Code of Regulations) is approved by the shareholders if authorized by the affirmative vote of a majority of the votes cast, with abstentions having no effect on the vote outcome.

You may either vote for, against, or abstain on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting. To elect directors and adopt the other proposals, the following votes are required under our governing documents:

Item	Vote Required	Effect of Abstentions and Broker Non-Votes on Vote Required
Election of directors	Approval of the majority of votes cast in an uncontested election (1)	Not considered as votes cast and have no effect on the outcome
Ratification of Ernst & Young LLP as auditor for fiscal 2013	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Advisory vote to approve the compensation of our named executive officers	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Shareholder proposal	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome

(1) If a nominee who is a sitting Board member is not re-elected by a majority vote, that individual will be required to tender a resignation for the Board's consideration. See "Corporate Governance — Resignation Policy for Incumbent Directors Not Receiving Majority Votes" on page 13. Proxies may not be voted for more than 12 nominees, and shareholders may not cumulate their voting power.

How shares will be voted. The shares represented by all valid proxies received by telephone, by Internet, or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted **FOR** the election of each of the 12 director nominees, **FOR** the ratification of the auditors, **FOR** approval of the compensation of our named executive officers, and **AGAINST** the shareholder proposal. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board of Directors does not know of any other matters that will be presented for action at the Annual Meeting. The Board recommends that you vote **FOR** the election of the 12 director nominees, **FOR** Proposals 2 and 3, and **AGAINST** Proposal 4.

Transfer Agent

Registered shareholders should direct communications regarding change of address, transfer of share ownership, lost share certificates, and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Attending the Annual Meeting

You will not be admitted to the Annual Meeting unless you have an admission ticket or satisfactory proof of share ownership, and photo identification. If you are a registered shareholder, your admission ticket is attached to your proxy card or you may present the Notice. If your shares are not registered in your name, your proof of share ownership can be the Notice or a photocopy of the voting instruction form that the nominee provided to you if your shares are held by a bank or brokerage firm. You can call our Investor Relations department at (614) 757-4757 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

Notice of 2011 Annual Meeting of Stockholders and Proxy Statement

Plum Creek

Voting Standard for Director Elections

The Company Bylaws specify the voting standard for both contested and uncontested elections of directors in Section 1 of Article III. In an uncontested election of directors, the number of director nominees does not exceed the number of directors to be elected to the Board. In a contested election of directors, the number of director nominees exceeds the number of directors to be elected.

Uncontested Director Elections. Uncontested director elections are governed by a majority vote standard. The Company Bylaws provide that a nominee for director in an uncontested director election shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election. The election of directors in Proposal 1 **is** an uncontested director election because the number of nominees does not exceed the number of directors to be elected. Therefore, the majority vote standard **will apply**.

Company policy governs whether current directors who are not re-elected under the majority vote standard continue to serve until their successors are elected. Under Delaware Law, any director who is currently serving on the Board and who is not re-elected at the end of his or her term of office nonetheless continues to serve on the Board as a "holdover director" until his or her successor has been elected. To address this situation, the Board has adopted a Corporate Governance Policy on Majority Voting, which can be found in the Company's Corporate Governance Guidelines.

Under the policy, any director who does not receive the required number of votes for re-election under the majority voting standard, must tender his or her resignation to the Chairman of the Board. The Board will consider the tendered resignation and, within 90 days of the stockholder meeting at which the election occurred, decide whether to accept or reject the tendered resignation, and will publicly disclose its decision and the process involved in the consideration. Absent a compelling reason to reject the resignation, the Board will accept the resignation. The director who tenders his or her resignation will not participate in the Board's decision. Only persons who are currently serving as directors and seeking re-election can become a "holdover director" under Delaware Law. Therefore, the Corporate Governance Policy on Majority Voting would not apply to any person who was not then serving as a director at the time he or she sought, and failed to obtain, election to the Board. For 2011, all nominees for the election of directors are currently serving on the Board.

The complete *Corporate Governance Policy on Majority Voting* is available on the Company's website at *www.plumcreek.com* by clicking on "Investors," then "Corporate Governance" and finally "Governance Guidelines."

Contested Director Elections. The Company Bylaws provide that in the case of a contested director election, the voting standard will be a plurality of the votes cast. This means that directors with the highest number of votes in favor of their election will be elected to the Board. Under this standard, no specified percentage of votes is required. The election of directors in Proposal 1 is **not** a contested director election. Therefore, the plurality vote standard **will not apply**.

Voting Standard for Other Items of Business

The Company Bylaws specifies the vote requirement for other items of business presented to a vote of stockholders in Section 9 of Article II. This section of the Company Bylaws does not govern the election of directors (discussed above) or items of business with a legally specified vote requirement.

Ms. Nancy Herbert, represented by Investor Voice, working on behalf of Newground Social Investment, submitted a stockholder proposal for the Annual Meeting requesting that the Board change the voting standard for items of business presented to a vote of stockholders to eliminate the effect of abstentions on the vote outcome. The Board carefully considered the matter and approved an amendment to the Company Bylaws, effective February 8, 2011, to change the applicable vote requirement. Ms. Herbert then withdrew her proposal.

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GIBSON DUNN

EXHIBIT B

From: Flores Noemi
Sent: Friday, December 20, 2013 3:35 PM
To: Bruce Herbert - Team IV (team@investorvoice.net)
Subject: MCD.- Letter Regarding Shareholder Proposal

Mr. Herbert,

Please see the attached letter from McDonald's Corporation regarding the shareholder proposal that you recently submitted.

Noemi

=====================

Noemi Flores
Senior Counsel
McDonald's Corporation
630-623-6637 (Direct)
630-623-3512 (Fax)
noemi.flores@us.mcd.com

McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523

December 20, 2013

VIA OVERNIGHT MAIL AND E-MAIL

Bruce T. Herbert
Chief Executive
Investor Voice, SPC
10033 – 12th Avenue NW
Seattle, WA 98177

Dear Mr. Herbert:

I am writing on behalf of McDonald's Corporation (the "Company"), which on December 13, 2013 received from you, in your capacity as Chief Executive of Investor Voice, a shareholder proposal for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8. Your letter to the Company, dated December 12, 2013, indicates that Investor Voice is the "sponsor" of the Proposal. The letter also states that the Proposal is submitted "on behalf of" the Equality Network Foundation (the "Foundation"), a client of Investor Voice. Accordingly, it is unclear whether Investor Voice, or the Foundation, is the proponent of the Proposal. We request that you clarify whether the proponent of the Proposal (the "Proponent") is Investor Voice or the Foundation.

In addition, please be advised that the submission contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that either Investor Voice or the Foundation is a record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of being a shareholder with continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 12, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite

number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether the Proponent's broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013). The Proponent should be able to find out the identity of the DTC participant by asking the broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of

ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Further, under Rule 14a-8(b) of the Exchange Act, a shareholder proponent must provide the company with a written statement that the shareholder intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Please note that "[t]he shareholder *must* provide this written statement." See SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001).

If Investor Voice is the Proponent, Investor Voice must remedy the foregoing defects by providing (1) proof of continuous ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC), and (2) a written statement that Investor Voice intends to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders.

Alternatively, if the Proponent is the Foundation, then, in addition to providing proof of continuous ownership by the Foundation of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 12, 2013) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC), the Foundation also must provide the Company: (1) evidence that the Foundation had authorized Investor Voice to submit the Proposal on the Foundation's behalf as of the date the Proposal was submitted (December 12, 2013); and (2) under Rule 14a-8(b), a written statement by the Foundation that it intends to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders.[1]

---

[1] Please note that if Investor Voice is not the shareholder Proponent of the Proposal, we believe that the Proposal was not properly submitted because Rule 14a-8 does not provide for a shareholder to authorize another person to "sponsor" and submit a shareholder proposal on the shareholder's behalf. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder seeking to submit the proposal." In providing this notice of procedural deficiencies, we do not waive the Company's right to object that the Proposal was not properly submitted if the Proponent is the Foundation.

To remedy the defects with your submission, the foregoing written documentation must be provided to the Company. The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at McDonald's Corporation, One McDonald's Plaza, Oak Brook, IL 60523, USA or at noemi.flores@us.mcd.com.

If you have any questions with respect to the foregoing, please contact me at (630) 623-6637. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Noemi Flores

Noemi Flores
Senior Counsel

cc: Equality Network Foundation, c/o Investor Voice

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT C

Page 51 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

EXHIBIT D

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Thursday, January 02, 2014 2:57 PM
To: Flores Noemi
Cc: Bruce Herbert - IV Team
Subject: Re: MCD. Deficiency Letter Response.
Importance: High

Seattle Thursday 1/2/2014

Dear Noemi,

Happy New Year!

Attached please find materials in response to your December 20, 2013 letter. We would appreciate acknowledgement of receipt of these items.

All the best, . . . Bruce

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

From: Flores Noemi [mailto:Noemi.Flores@us.mcd.com]
Sent: Friday, December 20, 2013 1:35 PM
To: Bruce Herbert - Team IV (team@investorvoice.net)
Subject: MCD.- Letter Regarding Shareholder Proposal

Mr. Herbert,

Please see the attached letter from McDonald's Corporation regarding the shareholder proposal that you recently submitted.

Noemi

=====================

Noemi Flores
Senior Counsel
McDonald's Corporation
630-623-6637 (Direct)
630-623-3512 (Fax)
noemi.flores@us.mcd.com

The information contained in this e-mail and any accompanying documents is confidential, may be privileged, and is intended solely for the person and/or entity to whom it is addressed (i.e. those identified in the "To" and "cc" box). They are the property of McDonald's Corporation. Unauthorized review, use, disclosure, or copying of this communication, or any part thereof, is strictly prohibited and may be unlawful. If you have received this e-mail in error, please return the e-mail and attachments to the sender and delete the e-mail and attachments and any copy from your system. McDonald's thanks you for your cooperation.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE: *630-623-5700*
VIA ELECTRONIC DELIVERY: *Noemi.Flores@us.mcd.com*

January 2, 2014

Noemi Flores
Senior Counsel
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Ms. Flores,

We received on December 20, 2013 your letter of the same date in response the Investor Voice filing of a shareholder Proposal on behalf of the Equality Network Foundation.

It is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. The Equality Network Foundation is the Proponent of this Proposal and – in line with long tradition – Investor Voice is assisting them with the filing.

The letter requested *certain routine documentation, in response to which the* following items are attached:

- **Verification of ownership for the Equality Network Foundation**
- **Authorization for Investor Voice by the Equality Network Foundation**
- **Statement of intent to hold shares by the Equality Network Foundation**

We feel this fulfills the requirements of SEC Rule 14a-8, so please inform us in a timely way should you feel otherwise. We would appreciate receiving confirmation that you received these materials in good order.

You will note in the attached "Letter of Appointment" that the Equality Network Foundation requests that Schwab direct all correspondence related to this matter to the attention of Investor Voice. You may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your stock ticker symbol **"MCD."** (including the period) and we will do the same.

Thank you. As expressed in the filing letter, the issue of fair and consistent vote-counting is germane to all shareholders. We look forward to a discussion of this important corporate governance matter, and hope that positive steps taken will lead to a withdrawal of the Proposal.

Happy New Year.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Letter of Verification
Letter of Appointment
Statement of Intent

charles SCHWAB

December 13, 2013

Re: Verification of McDonald's Corporation shares for Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as-of the above date the Equality Network Foundation has continuously owned 30 shares of McDonald's Corporation common stock since 11/7/2006.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter we hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

Charlie Gust

signature

Charles M. Gust
President
Equality Network Foundation

c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 20 13,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell Expiration Date 04/23/16
(Signature of Notarizing Officer) (mm/dd/yyyy)

(NOTARY SEAL)
MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16

5

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter we hereby express our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges our responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf).

This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, and is to be accepted as our Statement of Intent by any company receiving it.

Sincerely,

Charles Gust

signature

Charles M. Gust
President
Equality Network Foundation

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell Expiration Date 04/23/16
(Signature of Notarizing Officer) (mm/dd/yyyy)

(NOTARY SEAL)

MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16

EXHIBIT E

[Table of Contents](#)

C/O McDONALD'S CORPORATION
POST OFFICE BOX 9112
FARMINGDALE, NY 11735-9544

SCAN TO
VIEW MATERIALS & VOTE
WITH YOUR SMARTPHONE

Read the Proxy Statement and have your proxy card in hand. Please note that telephone and Internet voting will turn off at 11:59 pm ET the night before the meeting date.

To vote by Internet

1) Go to www.proxyvote.com or scan the QR Barcode above with your smartphone.

To vote by Telephone

1) Call 1-800-690-6903.

To vote by Mail

1) Check the appropriate boxes on the proxy card below.
2) Sign and date the proxy card.
3) Return the proxy card in the envelope provided.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company for mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail. To sign up for electronic delivery, please follow the instructions above to VOTE BY INTERNET and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M52698-P34902-Z59754 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

McDONALD'S CORPORATION

A Proposals

This proxy is solicited on behalf of the Board of Directors of McDonald's Corporation. If this signed card contains no specific voting instructions, the shares will be voted with the Board's recommendations, except for Profit Sharing Plan participants (see reverse side).

The Board of Directors recommends a vote **FOR** the nominees identified on this proxy.

1. Election of Directors: (each for a one-year term expiring in 2014)	For	Against	Abstain
1a. Walter E. Massey	☐	☐	☐
1b. John W. Rogers, Jr.	☐	☐	☐
1c. Roger W. Stone	☐	☐	☐
1d. Miles D. White	☐	☐	☐

The Board of Directors recommends a vote **FOR** proposals 2 and 3.

	For	Against	Abstain
2. Advisory vote to approve executive compensation.	☐	☐	☐
3. Advisory vote to approve the appointment of Ernst & Young LLP as independent auditor for 2013.	☐	☐	☐

The Board of Directors recommends a vote **AGAINST** proposals 4, 5, 6 and 7.	For	Against	Abstain
4. Advisory vote on a shareholder proposal requesting an annual report on executive compensation, if presented.	☐	☐	☐
5. Advisory vote on a shareholder proposal requesting an executive stock retention policy, if presented.	☐	☐	☐
6. Advisory vote on a shareholder proposal requesting a human rights report, if presented.	☐	☐	☐
7. Advisory vote on a shareholder proposal requesting a nutrition report, if presented.	☐	☐	☐

If you have comments, please check this box and write them on the back where indicated. ☐

B Authorized Signatures — This section MUST be completed for your vote to be counted. — Date and Sign Below

I (we) hereby revoke any proxy previously given, and appoint Donald Thompson, Gloria Santona and Peter J. Bensen, and each of them, as proxies with full power of substitution to vote in the manner provided above, all shares the undersigned is entitled to vote at the McDonald's Corporation 2013 Annual Shareholders' Meeting, or any postponement or adjournment thereof, and further authorize each such proxy to vote at his or her discretion on any other matter that may properly come before the meeting or any adjournment or postponement thereof, including without limitation to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) named above become(s) unable to serve. (Plan participants are appointing Plan trustees – see reverse side.)

Please sign as your name(s) appear(s) above and return the card promptly. If signing for a corporation or partnership, or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you attend the meeting and decide to vote in person by ballot, such vote will supersede this proxy.

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Table of Contents

McDonald's Corporation Annual Shareholders' Meeting Information

Thursday, May 23, 2013
9:00 a.m. Central Time

Prairie Ballroom at The Lodge
McDonald's Office Campus
2815 Jorie Boulevard
Oak Brook, Illinois 60523

Admission: Please review the Pre-registration and Admission Policy regarding meeting attendance in the Proxy Statement. **You will need to pre-register with McDonald's to attend the meeting.** As admission tickets are limited, only those shareholders who have pre-registered will receive tickets, on a first-come, first-served basis. Each shareholder may bring only one guest, who also must be pre-registered for the meeting. The registration desk will open at 7:30 a.m. Central Time. Overflow rooms will be available for viewing the meeting.

Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the Prairie Ballroom and the overflow rooms, and these will be subject to inspection prior to admission to the meeting. Individuals attending the meeting must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to, hats or costumes). Cameras and other recording devices will not be permitted in the ballroom and the overflow rooms. Cellular phones and all other electronic devices must be turned off and put away during the meeting.

Voting at the Meeting: Shareholders attending the live meeting may submit this proxy card or complete a ballot at the meeting.

Directions: Directions to McDonald's Annual Shareholders' Meeting can be viewed online at www.investor.mcdonalds.com.

Webcast: To listen to a live webcast of McDonald's Annual Shareholders' Meeting, go to www.investor.mcdonalds.com, click on the "Webcasts and Podcasts" icon and then select the appropriate link. After the meeting, this webcast will be available on demand for a limited time. Please note that if you participate in the meeting by live webcast, the shares of stock will not be voted or deemed present at the meeting unless you submitted a proxy via mail, the Internet or telephone before the meeting.

Important Notice Regarding the Availability of Proxy Materials for McDonald's Annual Shareholders' Meeting to be Held on May 23, 2013:

The Proxy Statement and the 2012 Annual Report to Shareholders are available at www.proxyvote.com.

M52699-P34902-Z59754

Proxy — McDONALD'S CORPORATION

Voting Instructions for McDonald's Corporation Profit Sharing and Savings Plan Participants

When casting your vote, you are directing the trustees of the McDonald's Corporation Profit Sharing and Savings Plan (the "Plan") in which you participate to vote the McDonald's shares credited to the account(s) under the Plan. When you vote these shares, you should consider your own long-term best interests as a Plan participant. In addition, you are directing the trustees to vote shares held in the Plan that have not been voted by other participants and/or vote Plan shares that have not yet been credited to participants' accounts. When you direct the vote of these shares, you have a special responsibility to consider the long-term best interest of other Plan participants.

Your vote on the reverse side will direct the Trustees to vote:
• Shares credited to the account(s) under the Plan;
• Shares not voted and shares that have not yet been credited to Plan participants' accounts, if applicable.

In addition, your vote on the reverse side will direct Donald Thompson, Gloria Santona and Peter Bensen to vote shares held at Computershare (MCDirect Shares, certificate and book entry).

If you do NOT want to vote all shares in the same way, please contact Broadridge via email at mcdonalds@broadridge.com, or indicate that you want to vote the Plan shares and registered shares separately in the Comments area below and check the corresponding box on the reverse side of the proxy card. Your directions to vote shares held in the Plan will be kept confidential by Broadridge, the independent inspector of election.

Comments: ____________________

____

(If you noted any comments above, please mark the corresponding box on the reverse side.)